Exhibit 97.1

COTY INC.
Clawback Policy
Adopted as of September 29, 2023

Background

In the interest of promoting effective corporate governance, promoting accountability and promoting transparent and honest behavior, Coty Inc. (the “Company”), with the approval of the Remuneration and Nomination Committee of the Board of Directors, has adopted this Clawback Policy (this “Policy”) which sets forth the following two clawback scenarios: (1) Financial Restatement and (2) Fraud or Willful Misconduct.
The Financial Restatement portion of this Policy is designed to comply with Section 10D-1 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) and the related rules of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) (collectively, the “Clawback Rules”) and will be implemented in accordance with such rules.
The Fraud or Willful Misconduct portion of this Policy is unchanged from the Coty Clawback Policy adopted in 2020 and applies to a broader group of executives and a broader definition of incentive compensation than the standards required by the Clawback Rules.

Policy Statement

Financial Restatements

The Financial Restatements portion of this Policy applies to any current or former “executive officer” of the Company (as defined in Rule 10D-1 of the Securities Exchange Act of 1934, as amended (an “Executive Officer”)) and will be implemented in accordance with the rules of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

In the event that the Company’s financial statements are required to be restated due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement (a) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then the Remuneration and Nomination Committee shall use reasonable efforts to recoup the amount of Incentive Compensation described below that is received by an Executive Officer during the three completed fiscal years immediately preceding the date that the Company is required to restate its financial statements, regardless of fault.
For this portion of the Policy, “Incentive Compensation” includes any compensation that has been granted, earned or vested based wholly or in part upon the achievement of a restated financial reporting measure. The amount of Incentive Compensation subject to recoupment shall be the amount of Incentive Compensation received by the Executive Officer during the applicable recovery period that exceeds the amount of Incentive Compensation that otherwise would have been received by the Executive Officer if such Incentive Compensation had been determined based on the revised financial information reflected in the accounting restatement.

Section 10D of the Securities Exchange Act, Section 304 of the Sarbanes Oxley Act, and other applicable rules of the SEC and NYSE shall apply for purposes of administering this portion of the Policy and determining the applicable recovery period and which persons and Incentive Compensation are subject to recoupment.

Fraud or Willful Misconduct

If the Company acting fairly and reasonably in its discretion determines that any award recipient is guilty of fraud or willful misconduct or any other action or inaction that would give rise to a termination for cause, whether or not such fraud or misconduct resulted in a restatement of the Company’s financial statements, then, subject to the approval and instruction of the Remuneration and Nomination Committee, the Company will have the right to recover from that award recipient, any Covered Incentive Compensation. The Remuneration and Nomination Committee will, acting fairly and reasonably in its discretion, approve the recovery of Covered Incentive Compensation from any member of the executive leadership team.

For this portion of the Policy, “Covered Incentive Compensation” shall mean amounts granted, vested or paid under any incentive cash or equity compensation program of the Company, (including but not limited to any cash incentive compensation plan and any equity awards made under the Amended and Restated Coty Inc. Equity and Long-Term Incentive Plan (as amended and restated on February 1, 2017), or any other stock incentive program the Company may hereafter adopt (collectively, the “Incentive Plans”), during the three year period prior to the event triggering the clawback.

Executive leadership team means the Coty Leadership Team and any other person that is designated as an executive officer of the Company.

Award recipient means any employee who receives cash or equity incentive compensation from the Company.

Additional Definitions and Interpretations
The value with respect to which recovery shall be sought will be determined by the Company (or Remuneration and Nomination Committee in the case of a member of the executive leadership team) based on such factors as considered relevant, including, but not limited to, the difference between the amount that was actually paid and what would have been paid based on the restatement.
The terms and provisions of the Incentive Plans and/or any agreement pursuant to which awards were made thereunder (“Award Agreements”) shall control if there is a conflict between this Policy and the Incentive Plans and/or Award Agreements (provided that the absence of a clawback provision in such Incentive Plans and/or Award Agreements shall not be treated as a conflict).
Further, no provision of this Policy shall limit the Company’s right to seek any additional equitable or legal remedies from any person and which arise under the facts which give rise to a claim by the Company under this Policy.